

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 8, 2008

<u>Via U.S. mail</u>

Mr. Peter Lee
Legend International Holdings, Inc
Level 8, 580 Kilda Road
Melbourne Victoria 3004
Australia

>   **Re: Legend International Holdings, Inc**
>   **Registration Statement on Form S-1/A**
>   **Filed April 3, 2008**
>   **File No. 333-145082**

Dear Mr. Lee:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Christopher J. White
Branch Chief

Cc: S. Buskirk
<u>Via facsimile</u>
R. Brian Brodrick, Esq.
(212) 262-5152